UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.     )

ALESCO FINANCIAL INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

014485106

(CUSIP Number)

Christopher Ricciardi

135 East 57th Street, 21st Floor

New York, New York 10022

(646) 673-8000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 15 Pages)

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 2 OF 15 PAGES

1	NAME OF REPORTING PERSON Christopher Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF; 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,210
	8	SHARED VOTING POWER 3,724,209
	9	SOLE DISPOSITIVE POWER 163,022
	10	SHARED DISPOSITIVE POWER 3,724,209

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 3 OF 15 PAGES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,419
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 4 OF 15 PAGES

1	NAME OF REPORTING PERSON Stephanie Ricciardi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,220,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,220,209

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 5 OF 15 PAGES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,220,209
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 6 OF 15 PAGES

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Alesco Financial Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2.	Identity and Background.

This statement is being filed by (1) Christopher Ricciardi, a U.S. citizen, and (2) Stephanie Ricciardi, a U.S. citizen. Mr. Ricciardi and Mrs. Ricciardi are husband and wife. The business address of Mr. Ricciardi is 135 East 57th Street, 21st Floor, New York, New York 10022. Mr. Ricciardi is the Chief Executive Officer and President of Cohen Brothers, LLC, a Delaware limited liability company d/b/a Cohen & Company (“Cohen”), with an address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mrs. Ricciardi is not employed and has an address c/o Mr. Ricciardi at 135 East 57th Street, 21st Floor, New York, New York 10022.

During the last five years, each of Mr. Ricciardi and Mrs. Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 7 OF 15 PAGES

Item 3.	Source and Amount of Funds or Other Consideration

From November 2006 to August 2008, Mr. Ricciardi and/or Mrs. Ricciardi acquired 790,830 Shares in open market transactions. The source of funds for payment of the purchase price of the these Shares was personal funds and the aggregate purchase price for these Shares was $2,246,135.

Mr. Ricciardi acquired 168,750 restricted Shares from the Company under its equity incentive plan (52,188 of such restricted Shares have yet to vest).

Mr. Ricciardi may be deemed the beneficial owner of 46,460 Shares held by The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008 as a result of his right to re-acquire such Shares at any time. The source of funds for payment of the purchase price of the these Shares was personal funds and the aggregate purchase price for these Shares was $173,124.

Mr. Ricciardi may be deemed the beneficial owner of 504,000 Shares held by Cohen as a result of his position on the Board of Managers of Cohen.

Mr. Ricciardi and Mrs. Ricciardi may each be deemed the beneficial owner of 37,500 Shares held by The Ricciardi Family Foundation as a result of their position on the Board of Directors of the foundation. The foundation paid for such Shares out of its funds and the aggregate purchase price for 17,500 of these Shares was $131,803. The remaining Shares were acquired by The Ricciardi Family Foundation in the past 60 days in open market transactions, as set forth below:

Acquisition Date	Number of Shares	Per Share Price	Purchase Price
06/04/09	10,000	$0.7098	$7,098.00
06/05/09	10,000	$0.7400	$7,400.00

Mr. Ricciardi and Mrs. Ricciardi acquired the Shares set forth below in open market transactions. The source of funds for payment of the purchase price of these Shares was personal funds.

Acquisition Date	Number of Shares	Per Share Price	Purchase Price
06/04/09	720,000	$0.6965	$501,480.00
06/05/09	300,000	$0.6900	$207,240.00
06/08/09	13,100	$0.7141	$ 9,354.71
06/08/09	400,648	$0.7401	$296,519.58

Pursuant to the Rule 10b5-1 Purchase Plan (as defined in Item 4 below), Mr. Ricciardi and Mrs. Ricciardi acquired the Shares set forth below in open market transactions. The source of funds for payment of the purchase price of these Shares was personal funds.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 8 OF 15 PAGES

Acquisition Date	Number of Shares	Per Share Price	Purchase Price
06/16/09	27,000	$0.8000	$ 21,600.00
06/17/09	82,878	$0.8000	$ 66,302.40
06/18/09	29,200	$0.8000	$ 23,360.00
06/19/09	3,500	$0.8000	$ 2,800.00
06/22/09	100,000	$0.7300	$ 73,000.00
06/22/09	100,000	$0.7400	$ 74,000.00
06/22/09	453,253	$0.7500	$339,939.75
06/22/09	162,300	$0.8000	$129,840.00

Item 4.	Purpose of the Transaction.

(a)-(j) The Shares covered by this Schedule 13D were acquired for investment purposes and/or for the purpose of voting for the proposal to approve the issuance of the Shares and the Series A Preferred Stock (as defined below) pursuant to the Merger Agreement (as defined below).

The intent to vote for the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement may change in the future and the reasons for continuing the investment in the Company may also change in the future. Additional Shares may be acquired or Shares covered by this Schedule 13D may be disposed of in open market or other transactions, and different plans may develop with respect to any such Shares.

The Company entered into an Agreement and Plan of Merger, dated as of February 20, 2009 and amended on June 1, 2009, by and among the Company, Alesco Financial Holdings, LLC and Cohen (the “Merger Agreement”). The Merger Agreement is filed herewith as Exhibit 2, and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference. Pursuant to the Merger Agreement, Alesco Financial Holdings, LLC will merge with and into Cohen, with Cohen as the surviving entity (the “Business Combination”). The completion of the Business Combination requires the completion of a 1-for-10 reverse stock split of the outstanding Shares.

Pursuant to the Merger Agreement, each Cohen Class A membership unit, together with one Cohen Class B membership unit, will have the right to either (1) receive 0.57372 shares of Company common stock (post-reverse stock split), or (2) retain 0.57372 recapitalized membership units in Cohen. Following the Business Combination, Cohen will be a majority owned subsidiary of the Company and hold substantially all of the assets of the Company and Cohen. The Company will retain certain liabilities in connection with the Business Combination.

For the Company, the affirmative vote of a majority of the votes cast by holders of Shares is required to approve the issuance of Shares and Series A Preferred Stock and the other transactions contemplated by the Merger Agreement, provided that the number of votes cast on the matter represents over 50% in interest of all securities entitled to vote on the matter. The Company’s board members and executive officers have each indicated a present intention to vote, or cause to be voted, any Shares held by such board members or executive officers for the approval of the issuance of Shares and Series A preferred stock and the other transactions contemplated by the Merger Agreement.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 9 OF 15 PAGES

Approval by Cohen of the Merger Agreement and the transactions contemplated by the Merger Agreement requires the affirmative vote of a majority of the voting power of the Cohen Class B membership units and Cohen Class C membership units, taken as a single class, present in person or by proxy and entitled to vote at the meeting to consider approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Certain members of Cohen, including Mr. Ricciardi, have entered into voting agreements applicable to membership units representing the power to vote approximately 73.5% of the Cohen Class B membership units and 100% of the Cohen Class C membership units, which will be voted for the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. As a result of the voting agreements, the approval by Cohen members of the Merger Agreement and the transactions contemplated by the Merger Agreement is assured.

The completion of the Business Combination also requires that the Company create two new series of preferred stock: Series A Voting Convertible Preferred Stock (“Series A Preferred Stock”), and Series B Voting Non-Convertible Preferred Stock (“Series B Preferred Stock”). The forms of articles supplementary setting forth the terms of the Series A Preferred Stock and the Series B Preferred Stock are filed herewith as Exhibit 3 and Exhibit 4, respectively, and the description of the Series A Preferred Stock and the Series B Preferred Stock contained herein is qualified in its entirety by reference to Exhibit 3 and Exhibit 4, respectively, which is incorporated herein by reference. The Series A Preferred Stock will be issued to an entity wholly owned by Daniel G. Cohen in the Business Combination in exchange for its Class C membership units and will entitle Mr. Cohen to elect a number equal to at least one-third (but less than a majority) of the total number of directors on the Company’s Board of Directors but will carry no economic rights. Beginning in July 2010, the entity wholly owned by Daniel G. Cohen may convert the Series A Preferred Stock into 4,983,557 shares of Series B Preferred Stock which carry no economic rights but will entitle Mr. Cohen through such entity to vote with holders of Shares on all matters presented to them, on the basis of one vote per share of Series B Preferred Stock. It is expected that the voting power of the Series B Preferred Stock will initially represent approximately 31.9% of the voting power of all of the outstanding Shares.

The Merger Agreement provides that, following the Business Combination, the Company’s Board of Directors will consist of ten directors, four of whom will initially be designated by the Company and six of whom will initially be designated by Cohen, all as set forth in the Merger Agreement.

The Company is a real estate investment trust (“REIT”). United States federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. Therefore, for taxable years prior to 2009, in order to qualify as a REIT, the Company had to pay out substantially all of its taxable income, if any, to its stockholders. As a result of the Business Combination, the Company does not expect to qualify as a REIT and does not expect to pay dividends for the foreseeable future.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 10 OF 15 PAGES

On June 9, 2009, Mr. Ricciardi entered into a Rule 10b5-1 Stock Purchase Plan (the “10b5-1 Purchase Plan”) with Morgan Stanley Smith Barney, LLC (“MSSB”) for the purpose of establishing a trading plan to effect purchases of Shares in compliance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. Under the 10b5-1 Purchase Plan, MSSB has the authority to purchase Shares in the open market, at the prices and amounts set forth in the 10b5-1 Purchase Plan. The 10b5-1 Purchase Plan permits purchases of Shares from June 10, 2009 through the earlier of (1) August 9, 2009, and (2) the record date of the Company’s annual meeting held for the purpose of voting on the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement. The 10b5-1 Purchase Plan is filed herewith as Exhibit 5, and the description of the 10b5-1 Purchase Plan contained herein is qualified in its entirety by reference to such Exhibit 5, which is incorporated herein by reference.

Other than as listed above, neither Mr. Ricciardi nor Mrs. Ricciardi has any plans or proposals which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 11 OF 15 PAGES

Item 5.	Interest in Securities of the Issuer.

(a)–(b)

Number of Shares of Common Stock with Sole Voting Power

Christopher Ricciardi—215,210

Stephanie Ricciardi—0

Includes 52,188 restricted Shares that have yet to vest under the Company’s equity incentive plan; 12,188 of such restricted Shares will vest, pro rata, in three installments from July 31, 2009 until January 31, 2010 and 40,000 of such restricted shares will vest, pro rata, in four installments from July 31, 2009 until April 30, 2010.

Includes 46,460 Shares held by The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008, which Mr. Ricciardi may be deemed the beneficial owner of as a result of his ability to re-acquire such Shares.

Number of Shares of Common Stock with Sole Dispositive Power

Christopher Ricciardi—163,022

Stephanie Ricciardi—0

Includes 46,460 Shares held by The Christopher Ricciardi Irrevocable Retained Annuity Trust U/A/D January 16, 2008, which Mr. Ricciardi may be deemed the beneficial owner of as a result of his ability to re-acquire such Shares.

Number of Shares of Common Stock with Shared Voting and Dispositive Power

Christopher Ricciardi—3,724,209

Stephanie Ricciardi—3,220,209

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 37,500 Shares held by The Ricciardi Family Foundation, of which Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner. Mr. Ricciardi and Mrs. Ricciardi disclaim any interest in these Shares beyond each of their pecuniary interest therein. The Board of Directors of The Ricciardi Family Foundation is comprised of Christopher Ricciardi, Stephanie Ricciardi and Peter Ricciardi. Accordingly, Mr. Ricciardi and Mrs. Ricciardi may be deemed to share voting or dispositive power with each other and Mr. Peter Ricciardi. Mr. Peter Ricciardi, a U.S. citizen, is principal of Quaker Capital and has a business address at 57 Old Post Road, #2, Greenwich, CT 06830. During the last five years, Mr. Peter Ricciardi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 12 OF 15 PAGES

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 2,811,134 Shares held jointly by Mr. Ricciardi and Mrs. Ricciardi.

With respect to Mr. Ricciardi and Mrs. Ricciardi, these amounts include 371,575 Shares held by Mrs. Ricciardi, of which Mr. Ricciardi may be deemed a beneficial owner.

With respect to Mr. Ricciardi only, his amount includes 504,000 Shares held by Cohen, of which Mr. Ricciardi may be deemed to be a beneficial owner. Mr. Ricciardi disclaims any interest in the 504,000 Shares beyond his pecuniary interest therein. The Board of Managers of Cohen is comprised of Messrs. Ricciardi and Cohen, and James J. McEntee, III. As the management of the business and affairs of Cohen is vested in the Board of Managers, Mr. Ricciardi may be deemed to share voting or dispositive power with Messrs. Cohen and McEntee. Mr. Cohen, a U.S. citizen, is the Chairman of the Board of Managers of Cohen and Chairman of the Board of Directors of the Company and has the same business address as Cohen. Mr. McEntee, a U.S. citizen, is the Chief Operating Officer of Cohen and Chief Executive Officer of the Company and has same business address as Cohen. During the last five years, Messrs. Cohen and McEntee have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Aggregate Number of Shares of Common Stock Beneficially Owned

Christopher Ricciardi—3,939,419

Stephanie Ricciardi—3,220,209

Percentage of Class Beneficially Owned

Christopher Ricciardi—6.5%

Stephanie Ricciardi—5.4%

The percentages used herein are based on 60,169,240 Shares outstanding, as provided by the Company to be issued and outstanding as of June 30, 2009.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 13 OF 15 PAGES

(c) Except as described in Item 3 above, there have been no transactions in the Shares by Mr. Ricciardi or Mrs. Ricciardi during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information in Item 4 is incorporated by reference herein.

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 14 OF 15 PAGES

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement as of July 1, 2009 between Christopher Ricciardi and Stephanie Ricciardi

2	Agreement and Plan of Merger, dated as of February 20, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC and Cohen Brothers, LLC (including Amendment No. 1 to Agreement and Plan of Merger, dated as of June 1, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC, Alesco Financial Holdings, LLC and Cohen Brothers, LLC) (incorporated by reference to Annex A to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on June 2, 2009).

3	Form of Alesco Financial Inc. Articles Supplementary Series A Voting Convertible Preferred Stock (incorporated by reference to Annex C-1 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on June 2, 2009).

4	Form of Alesco Financial Inc. Articles Supplementary Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Annex C-2 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on June 2, 2009).

5	Rule 10b5-1 Stock Purchase Plan, dated June 9, 2009, by and between Morgan Stanley Smith Barney, LLC and Christopher Ricciardi

CUSIP NO. 014485106	SCHEDULE 13D	PAGE 15 OF 15 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2009

/s/ Christopher Ricciardi
Christopher Ricciardi

/s/ Stephanie Ricciardi
Stephanie Ricciardi